

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

CC
No Act
P.E. 12-15-06

RECD S.E.C.
JAN 12 2007
1086

January 5, 2007

James B. Lootens
Secretary and
Assistant Deputy General Counsel
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/5/2007

Re: Eli Lilly and Company
Incoming letter dated December 15, 2006

Dear Mr. Lootens:

This is in response to your letter dated December 15, 2006 concerning the shareholder proposal submitted to Eli Lilly by the Minnesota State Board of Investment. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



07041779

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Howard J. Bicker
Executive Director
Minnesota State Board of Investment
60 Empire Drive
Suite 355
St. Paul, MN 55103

59478



www.lilly.com

James B. Lootens
Secretary and Assistant Deputy General Counsel
Phone 317 276 5835 Fax 317 277 1680
E-Mail lootens.j.b@lilly.com

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285
U.S.A.

Phone 317 276 2000

December 15, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100F Street, NE
Washington, D.C. 20549

RE: Eli Lilly and Company – Shareholder Proposal Submitted by the Minnesota State Board of Investment

Ladies and Gentlemen:

Enclosed on behalf of Eli Lilly and Company ("Lilly"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are six copies of this letter as well as the shareholder proposal and supporting statement by the Minnesota State Board of Investment (the "Proponent") attached hereto as Exhibit A (the "Proposal") received by Lilly requesting a report "on the long-term economic stability of the company and on the risks of liability to [sic] legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents."

Except for the dates, this proposal is identical to the proposal we received last year from this proponent, and which we omitted from our proxy statement based on your letter of January 11, 2006, a copy of which is attached hereto as Exhibit B. In addition, the Division of Corporation Finance reached the same conclusion with regard to this proposal in response to requests from Merck & Co., Inc. (available January 11, 2006) and Pfizer Inc. (available January 13, 2006). On this basis, we have requested that the Proponent withdraw the proposal to avoid burdening the Division with another no-action request. However, as the Proponent has declined to do so, we are requesting your consideration of this matter again this year.

We are not aware of any more recent decision or opinion of the Division of Corporation Finance which runs counter to your letter of January 11, 2006. Therefore, we believe Lilly may properly omit the Proposal from Lilly's 2007 proxy statement for the same reasons we described in our letter to you of December 20, 2005, a copy of which is attached hereto as Exhibit C and resubmitted for your consideration. To the extent the arguments in our December 20, 2005 letter are based on matters of law, that letter represents a supporting legal opinion of counsel.

In accordance with Rule 14a-8(j), we are by separate letter advising the Proponent of Lilly's intention to omit the Proposal from its proxy statement and providing it with a copy of this letter and the attached exhibits.

We respectfully request your confirmation that the Division of Corporation Finance will not recommend to the Commission any action if Lilly omits the Proposal from its proxy materials for its 2007 Annual Meeting of Shareholders. We would appreciate your response not later than February 1, 2007 so that Lilly may be able to meet its timetable for distributing its proxy materials.

Should you disagree with our conclusions, we would appreciate an opportunity to confer with you prior to the issuance of the staff's Rule 14a-8(j) response. If you have any questions with respect to the foregoing, please do not hesitate to call me at 317-276-5835.

Please acknowledge receipt of this letter and the attached material by stamping and returning the enclosed copy of this letter in the self-addressed stamped envelope.

Very truly yours,



James B. Lootens

EXHIBIT A

WHEREAS, current business practices of the company have resulted in a pricing structure that charges United States customers significantly higher prices for the same prescription medicines made available at significantly lower prices in Canada, other developed countries and world markets; and

WHEREAS, governmental agencies and individuals in the United States are demanding affordable drug prices and are taking actions to access lower priced products from Canada and other world markets; and

WHEREAS, according to published reports, the company has cut supplies of its medicines to Canadian wholesalers and companies that it claims allowed its product to be sold to Americans seeking lower prices available in the Canadian market; and

WHEREAS, according to published reports, the company's actions have resulted in lawsuits and threatened lawsuits; and

WHEREAS, the company's actions to limit supply of medicines in Canada may violate local, national and international laws and could result in large settlements, large awards of damages and potential punitive damages which would negatively impact the economic stability of the company and the value of its shares.

Resolved:

Shareholders request the Board of Directors to prepare a report on the effects on the long-term economic stability of the company and on the risks of liability to legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents. The report should be prepared at reasonable cost and omitting proprietary information, by September 30, 2007.

SUPPORTING STATEMENT

We urge shareholders to vote **FOR** this proposal.

EXHIBIT B

January 11, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Eli Lilly and Company
Incoming letter dated December 20, 2005

The proposal requests the board to prepare a report on "the effects on the long-term economic stability of the company and on the risks of liability to legal claims" resulting from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents.

There appears to be some basis for your view that Eli Lilly may exclude the proposal under rule 14a-8(i)(7), as relating to Eli Lilly's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Eli Lilly omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Eli Lilly relies.

Sincerely,



Mark F. Vilardo
Special Counsel

Lilly

James B. Lootens

Assistant Secretary and
Assistant General Counsel

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285 U.S.A.
Phone 317 276 5835 Fax 317 277 1680

E-Mail lootens.j.b@lilly.com

December 20, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100F Street, NE
Washington, D.C. 20549

Re: Eli Lilly and Company -
Shareholder Proposal Submitted by the Minnesota State Board of Investment

Ladies and Gentlemen:

Enclosed on behalf of Eli Lilly and Company ("Lilly"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are six copies of this letter as well as the shareholder proposal and supporting statement by the Minnesota State Board of Investment attached hereto as Exhibit A (the "Proposal") received by Lilly requesting a report **"on the long-term economic stability of the company and on the risks of liability to [sic] legal claims that arise from the company's policy of limiting the availability of its products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents."**

The purpose of this letter is to set forth the reasons why we believe Lilly may properly omit the Proposal from Lilly's 2006 proxy statement. To the extent such reasons are based on matters of law, this letter represents a supporting legal opinion of counsel.

In accordance with Rule 14a-8(j), we are by separate letter advising the proponent of the Proposal of Lilly's intention to omit the Proposal from its proxy statement and providing them with a copy of this letter.

I. Summary

We believe that the Proposal can properly be excluded under Rule 14a-8(i)(7), allowing exclusion of a proposal relating to the company's ordinary business operations, and under Rule 14a-8(i)(10), allowing exclusion of a proposal that has already been substantially implemented.

II. Rule 14a-8(i)(7)

The Proposal deals with matters relating to the company's ordinary business operations. Under Rule 14a-8(i)(7), a proposal dealing with a matter relating to the company's ordinary business operations may be excluded from the company's proxy materials. The Commission has clarified (in SEC Release No. 34-40018 (May 21, 1998)) that "the general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission went on to identify two central considerations in examining the ordinary business exclusion.

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. ... However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

The second consideration

> ... relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

Further, Staff Bulletin No. 14C (June 28, 2005), further clarified the application of Rule 14a-8(i)(7) to proposals referencing environmental or public health issues, stating:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

The Proposal presented by the proponent fits into the former category of proposals described in the Staff Bulletin. It references a public health issue – here the issue of affordable access to medicines – but in actuality is related to the ordinary business of the company because it focuses on an internal assessment of the risks or liabilities that the company faces as a result of its current policy of linking supply of its products to Canadian wholesalers to Canadian patient demand. Although the proposal discusses U.S. pharmaceutical pricing, the Proposal neither requests that the company change its operating principles or policies, nor claims that production of the report itself would address an important social policy. Instead, the proposàl asks the board to complete an internal analysis of the risks that the company faces as a result of its current practices. The proponent cannot avoid Rule 14a-8(i)(7) by simply citing a significant policy issue in connection with the ordinary business matters raised. See Xcel Energy Inc. (available Apr. 1, 2003) and Cinergy Corp. (available Feb. 5, 2004) (both permitting the exclusion of a proposal requesting a report on the economic risks of current emissions and the benefits of reducing them); The Mead Corporation (available Jan. 31, 2001) (permitting the exclusion of a proposal requesting a report on risks faced by the company); see also, Wal-Mart Stores, Inc. (available Mar. 15, 1999) (permitting the exclusion of a proposal requiring the company to report on actions it has taken to ensure that its suppliers do not use slave or child labor where a single element to be included in the report related to ordinary business matters); Chrysler Corp. (available Feb. 18,

1998) (permitting exclusion of a proposal requiring the company to review and report on its international codes and standards in six areas including human rights, child labor and environmental standards, where one item related to ordinary business and another was ambiguous). As a result, the Proposal may be properly omitted, consistent with the Commission's rationale above.

This result fits with the Commission's consistent position that analysis of risks and benefits of company policies in financial terms is a fundamental and ongoing part of a company's ordinary business operations, and best left to management and the board of directors. See Xcel Energy Inc. (available April 1, 2003), Cinergy Corp. (available Feb. 5, 2004), and The Mead Corporation (available Jan. 31, 2001) (all excluding proposals related to a request for a report on the company's environmental risks). A current, in-depth understanding of the risks facing the company is an essential element of both day-to-day activities and the company's long-term strategy.

In addition, this result is consistent with the Commission's approach to proposals which seek to "micro-manage" a company. The Proposal requests analysis of the company's supply-chain policies and practices with regard to 1) the long-term stability of the company and 2) to the risk of legal liability. Both questions require complicated and detailed financial analysis to complete, including looking at the company's global product lines and pricing structures, contractual obligations, the competitive landscape, international laws, political trends, customer and public perception, as well as other variables. The Proposal also acknowledges that the subject matter of the Proposal is the subject of legal dispute. Further, the implied alternative to the company's current approach, facilitating importation of prescription drugs into the U.S., is currently prohibited by U.S. law. Thus, the proponent intends that this analysis include financial valuations of variables such as changes in U.S. and Canadian law and regulation, the outcome and/or likelihood of litigation, and shifts in public opinion – all of which are difficult to quantify and none of which are within the company's control. The requested analysis requires a deep understanding of the industry, applicable law, and the political landscape as well as analysis of strategic information that is proprietary to the company and highly confidential. It also requires significant business judgment, more properly exercised by company management and the board of directors than by shareholders who, as a group, would not be in a position to make an informed judgment. Although company management is responsible for the implementation of risk management at all levels of the company, risk management strategy and policy design is overseen by the board of directors. See Indiana Code 23-17-12-1 Sec. 1(b)(2), "...the business and affairs of the corporation [shall be] managed under the direction of the corporation's board of directors." Thus, under Indiana law, issuance of this type of report is within the scope of responsibilities assigned to the board. The Proposal also requests an analysis of the long-term stability of the company over an indefinite period of time with a deadline of September 30, 2006 – both elements of the Proposal indicate an improper attempt to "micro-manage".

III. Rule 14a-8(i)(10)

In addition to the rationale discussed above, the company should be able to exclude the Proposal on the grounds that it has already been substantially implemented, based on Rule 14a-8(i)(10). See SEC Release No. 34-20091 (Aug. 16, 1983). The Commission has concurred that a proposal has been "substantially implemented" where a company can demonstrate that it has already adopted policies or acted to address each element of a shareholder proposal. See Albertson's Inc., (Mar. 23, 2005); Exxon Mobil Corp. (available Jan. 24, 2001); Nordstrom Inc. (available Feb. 8, 1995); The Gap, Inc. (available Mar. 8, 1996).

The Proposal consists of two elements: a report on (1) the effects on the long-term economic stability of the company and (2) the risks of liability for legal claims, in both instances in light of the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents. The company regularly communicates material information about both of these subjects in various ways, as required or permitted by law, including SEC filings, press releases, quarterly earnings and other investor conference calls. In particular, Regulation S-K requires the company to disclose material risks facing the company in the company's annual report on 10-K, and to update this disclosure on a quarterly basis in the company's 10-Q filings. Excerpts of these disclosures are provided below. Although these disclosures are not in the format of a single report, the company's implementation need not mirror the format requested by the proponent. See Albertson's Inc., (available Mar. 23, 2005); The Talbots, Inc. (available Apr. 5, 2002); Cisco Systems, Inc. (available Aug. 11, 2003); Exxon Mobil Corp. (available Jan. 24, 2001); The Gap, Inc. (available Mar. 16, 2001); E.I. du Pont de Nemours and Co. (available Feb. 14, 1995); The Boeing Co. (available Feb. 7, 1994). The discussion of these risks occurs in the context of a broader discussion of the risks facing the company, and is addressed in three broad categories: risks to the company due to pricing pressures, risks to the company due to laws or regulations, and risks of litigation. To require a special and separate report on risks related only to the company's policy with respect to supply to Canada is unnecessary, duplicative, and would exclude this broader context. The company also reports on importation, pricing and access to medicines (the proponent's underlying social concerns) in its Corporate Citizenship Report, published on the company's website at www.Lilly.com and updated annually.

The following information related to the risk (both legal and with regard to the long-term economic stability of the company) of Canadian product supply policies has already been provided to shareholders or is available on the company's website:

1. **2004 Annual Report of form 10-K, filed March 8, 2005, pp.7-8**

In the U.S., we expect branded pharmaceutical products to be subject to increasing pricing pressures. Implementation of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (MMA), providing a prescription drug benefit under the Medicare program, will take effect January1, 2006. ... the MMA retains the authority of the Secretary of Health and Human Services to prohibit the importation of prescription drugs, but we expect Congress to consider several measures that could remove that authority and allow for the importation of products into the U.S. regardless of their safety or cost. If adopted, such legislation would likely have a negative effect on our U.S. sales. We are encouraged by the release of the HHS Task Force Report on Importation, which concludes that the safety and possible cost savings of an importation scheme are questionable.

... Additionally, notwithstanding the federal law prohibiting pharmaceutical importation, nine states have implemented importation schemes for their citizens, usually involving a website that links patients to selected Canadian pharmacies. One state has such a program for its state employees. In the absence of federal action to curtail state activities, we expect other states to launch importation efforts. As a result, we expect pressures on pharmaceutical pricing to continue.

p.16
During 2004 we, along with several other pharmaceutical companies, were named in one consolidated case in Minnesota federal court brought on behalf of consumers alleging that the conduct of pharmaceutical companies in preventing commercial importation of

prescription drugs from outside the United States violated antitrust laws and one case in California state court brought by several pharmacies in which plaintiffs' claims are less specifically stated, but seem to be substantially similar to the claims asserted in Minnesota. The Minnesota case seeks a class action certification. Both cases seek restitution for alleged overpayments for pharmaceuticals and an injunction against the allegedly violative conduct. We and the other defendants have filed a motion to dismiss in the Minnesota case, which is pending. The magistrate judge has recommended that the motion to dismiss be granted as to the federal claims and denied as to the state law claims. In the California case, the court has granted a motion to dismiss by the defendants but permitted the plaintiffs to re-file their complaint, which plaintiffs have now done. While we intend to vigorously defend these suits, given their early procedural stage, we cannot predict or determine the outcome of this litigation.

While it is not possible to predict or determine the outcome of the ... legal actions brought against us, we believe that ... the resolution of ... such matters will not have a material adverse effect on our consolidated financial position or liquidity but could possibly be material to the consolidated results of operations in any one accounting period.

Exhibit 13
FINANCIAL EXPECTATIONS FOR 2005 ... Actual results could differ materially and will depend on, among other things ... the impact of governmental actions regarding pricing, importation, and reimbursement for pharmaceuticals.

Exhibit 99
Certain factors, including but not limited to those listed below, may cause actual results to differ materially from current expectations and historical results. ... Government health care cost-containment measures can significantly affect our sales and profitability. These include federal, state, and foreign laws and regulations that negatively affect pharmaceutical pricing, such as Medicaid and Medicare; pharmaceutical importation laws; and other laws and regulations that, directly or indirectly, impose governmental controls on the prices at which our products are sold.

2. **10-Q filed November 3, 2005, p. 24**

During 2004 we, along with several other pharmaceutical companies, were named in one consolidated case in Minnesota federal court brought on behalf of consumers alleging that the conduct of pharmaceutical companies in preventing commercial importation of prescription drugs from outside the United States violated antitrust laws and one case in California state court brought by several pharmacies in which plaintiffs' claims are less specifically stated, but are substantially similar to the claims asserted in Minnesota. Both cases seek restitution for alleged overpayments for pharmaceuticals and an injunction against the allegedly violative conduct. The federal district court in the Minnesota case has dismissed the federal claims and ruled that the state claims must be brought in separate state court actions. Plaintiffs have appealed that decision to the Eighth Circuit Court of Appeals. The California case is currently in discovery.

While it is not possible to predict or determine the outcome of the ... legal actions brought against us ... we believe that ... the resolution of ... such matters will not have a material adverse effect on our consolidated financial position or liquidity but could possibly be material to the consolidated results of operations in any one accounting period.

3. Corporate Citizenship Report (www.Lilly.com)
Importation and Counterfeiting

Lilly recognizes that there is growing political and public momentum for legalizing the importation of prescription drugs from Canada and other countries. Lilly opposes importation for three key reasons. Drug importation poses a clear danger to the U.S. prescription drug supply, and it threatens our ability to develop new medicines. Importation also has the potential to harm the U.S. economy through the loss of jobs and investment by the research pharmaceutical industry.

Importantly, every federal agency responsible for drug safety that has looked at importation has voiced safety concerns. Most Americans who buy drugs from Canadian websites assume that these drugs come from Canada. However, growing evidence suggests that drugs are being shipped from other countries, through Canada, into the United States. Canadian health authorities do not regulate medicines transshipped through Canada; thus the safety of these products cannot be ensured.

In an effort to ensure appropriate Canadian domestic supply and to address increasing levels of illegal importation of pharmaceuticals from Canada and the patient safety issues caused by importation, Lilly introduced a program to allocate the supply of its products to Canadian wholesalers based on Canadian patient demand.

The prescription drug counterfeiting business has become a highly sophisticated, globalized endeavor, encompassing highly specialized distribution syndicates that deliver high-quality replicas of packages containing counterfeited drug product. Counterfeit product is largely produced in Asia and destined for markets around the world, including numerous countries targeted as potential U.S. importation sources, if importation were to be legalized. Lilly tests the counterfeit materials we recover during investigations and finds wide variance in quality and sterility of the end product. Some counterfeit materials have no active ingredient, some contain too much or too little active ingredient, some have unrecognizable content, some contain other products, and many are made in unhygienic settings. Legalizing drug importation would likely increase exponentially these sophisticated counterfeiting activities.

4. 2005 Proxy Statement

The company made the following statements in opposition to a shareholder proposal last year requesting the company to implement a policy of not constraining importation of drugs from foreign markets and to report on that policy to shareholders.

Statement in Opposition to the Proposal Regarding Importation of Drugs

The public policy and compliance committee of the board has reviewed the shareholder proposal and finds that it is not in the best of interest of shareholders as it asks us to develop and promulgate a policy that is in direct conflict with existing laws of the United States and our objective of ensuring safe supply of our drugs around the world. In addition, such a policy would harm our ability to discover and develop innovative drugs.

Importation of pharmaceuticals into the United States is illegal, and the safety of illegally imported products cannot be ensured. Efforts to open the Canadian system to supply the much larger United States market would open United States consumers to threats of counterfeit products, product tampering, and product integrity problems with their medicines. The Canadian government has stated that it will not establish regulatory processes to address the safety and integrity of pharmaceuticals passing through Canada destined for other countries. The U.S. Food and Drug Administration has repeatedly stated that it cannot guarantee the safety of medicine coming into the United States from outside the current regulatory framework. In fact, at the end of last year, the U.S. Department of Health and Human Services Task Force on Drug Importation (HHS task force) reported on its year-long examination of the risks and benefits of importation. The HHS task force, composed of leaders from across federal government, gathered information from around the world, heard testimony from stakeholders of all kinds, and concluded that allowing importation from other countries would open a channel for potentially dangerous counterfeit drugs.

Maintaining product integrity is essential to patient safety. The company's decision to supply Canadian wholesalers only sufficient product to meet local Canadian demand is consistent with historical company contract requirements and with our evaluation of the safety of the Canadian system. If the company does not take steps to protect the United States and Canadian supply chains from counterfeiting and tampering, patients could be placed at risk and we could face legal and financial threats and harm to our reputation.

Also, in its 2005 Proxy Statement, the company responded to an identical proposal to the current Proposal (submitted by the same shareholder). In that response, the company expressly addressed its assessment of risks it faces (both business and legal) as a result of its Canadian supply policy:

Statement in Opposition to the Proposal Regarding Limiting Product Supply to Canada

… We disclose material financial and legal risks to the company in Forms 10-Q, 10-K, and 8-K filings with the Securities and Exchange Commission (SEC), and public policy issues such as access to medicines in our annual Corporate Responsibility Report (available on our website at responsible.lilly.com). We believe the business risks from our supply chain management practices are immaterial, do not warrant further discussion in our SEC filings, and do not rise to the level of a special report. We have acted independently to develop supply chain management systems, policies, and associated customer contracts. We do not believe we will assume regulatory risk by employing our current global strategy linking supply of our products to Canadian wholesalers to Canadian patient demand. Moreover, while we have disclosed in our SEC filings that we (along with several other pharmaceutical companies) have been named in lawsuits alleging that our conduct in preventing commercial importation of prescription drugs violates antitrust laws, we believe the suits are without merit and will not have a material impact on our operations.

The Federal Food, Drug, and Cosmetic Act makes it illegal to import unapproved, misbranded, and adulterated drugs into the United States, which includes foreign versions of U.S.-approved medications. We adhere to these laws. Importation of pharmaceutical products puts patients at greater risk of buying and receiving product that is outdated or otherwise compromised, or counterfeit copies of our products that contain inert or overly potent ingredients.

Finally, although not part of the Proposal's resolution section, the social policy of concern to the proponent is pharmaceutical pricing. The company has reported extensively on this issue in its Corporate Citizenship Report, which is available on its website at www.Lilly.com. The report also contains a description of the company's access programs which provide free or discounted medicines to eligible patients, and its philanthropic partnership to fight multi-drug resistant TB. All of these programs provide medicines to those who might otherwise not be able to afford them.

The company has already published information that is responsive to the Proposal and addresses its "essential objectives". Therefore, we believe the Proposal can be omitted from our proxy materials as it has already been substantially implemented.

IV. Conclusion

The company believes, for the reasons stated above, that the Proposal may be properly omitted from the company's proxy materials. We respectfully request your confirmation that the Division of Corporation Finance will not recommend to the Commission any action if Lilly omits the Proposals from its proxy materials for its 2006 Annual Meeting of Shareholders. We would appreciate your response no later than February 3, 2006 so that Lilly may be able to meet its timetable for distributing its proxy materials.

Should you disagree with the conclusions set forth herein, we would appreciate an opportunity to confer with you prior to the issuance of the staff's Rule 14a-8(j) response. If you have any questions with respect to the foregoing, please do not hesitate to call me at 317-276-5835.

Please acknowledge receipt of this letter and the attached material by stamping and returning the enclosed copy of this letter in the self-addressed stamped envelope.

Very truly yours,



Attachment

cc: Minnesota State Board of Investment (MSBI)

385549.1

EXHIBIT A

WHEREAS, current business practices of the company have resulted in a pricing structure that charges United States customers significantly higher prices for the same prescription medicines made available at significantly lower prices in Canada, other developed countries and world markets; and

WHEREAS, governmental agencies and individuals in the United States are demanding affordable drug prices and are taking actions to access lower priced products from Canada and other world markets; and

WHEREAS, according to published reports, the company has cut supplies of its medicines to Canadian wholesalers and companies that it claims allowed its product to be sold to Americans seeking lower prices available in the Canadian market; and

WHEREAS, according to published reports, the company's actions have resulted in lawsuits and threatened lawsuits; and

WHEREAS, the company's actions to limit supply of medicines in Canada may violate local, national and international laws and could result in large settlements, large awards of damages and potential punitive damages which would negatively impact the economic stability of the company and the value of its shares.

Resolved:

Shareholders request the Board of Directors to prepare a report on the effects on the long-term economic stability of the company and on the risks of liability to legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents. The report should be prepared at reasonable cost and omitting proprietary information, by September 30, 2006.

SUPPORTING STATEMENT

We urge shareholders to vote **FOR** this proposal.

258 words

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 5, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Eli Lilly and Company
Incoming letter dated December 15, 2006

The proposal requests the board to prepare a report on "the effects on the long-term economic stability of the company and on the risks of liability to legal claims" resulting from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents.

The Commission has indicated that the burden is on the issuer to demonstrate that a provision of rule 14a-8 may properly be relied upon to omit a proposal. We are unable to conclude that Eli Lilly has satisfied the burden of demonstrating that the proposal may be omitted pursuant to a provision set forth in rule 14a-8. In this regard, we note that your letter dated December 15, 2006 does not advance a basis for exclusion. Staff Legal Bulletin 14 indicates that the staff considers the specific arguments asserted by the company and we will not consider any basis for exclusion that is not advanced by the company. Accordingly, we do not believe Eli Lilly may rely on rule 14a-8 for omission of the proposal.

Sincerely,



Derek B. Swanson
Attorney-Adviser